November 4, 2016

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Internet Financial Services Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, China Internet Financial Services Inc. , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years ended December 31, 2015 and 2014, and unaudited interim consolidated financial statements as of June 30, 2016 and for each of the six-month periods ended June 30, 2016 and 2015.

As an emerging growth company, the Company has omitted the selected financial information for the years before 2014.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com , the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Rong Liu by telephone at (646) 472 1879 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc. Marcum Bernstein & Pinchuk LLP (Eric.Hu@marcumbp.com; rong.liu@marcumbp.com)

     China Internet Financial Services Inc. (1279253890@qq.com; 3120736696@qq.com)